601 Lexington Avenue
New York, New York  10022

Christopher A. Kitchen To Call Writer Directly: (212) 446-4988 Christopher.kitchen@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

December 30, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:               Ms. Jennifer Gowetski

Ms. Angela McHale

Re:                             FX Alliance Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 1, 2011
File No. 333-176901

Dear Mss. Gowetski and McHale,

This letter is being furnished on behalf of FX Alliance Inc., a Delaware corporation (the “Company”)  in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 16, 2011 to Phillip Z. Weisberg, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 2 to Registration on Form S-1 (File No. 333-176901) (the “Registration Statement”) that was filed on December 1, 2011.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.  Amendment No. 3 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment

No. 3, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of Amendment No. 3, two of which have been marked to show changes from the initial filing of the Registration Statement.

General

1.              Staff’s comment:  We note your response to comment 24 from our letter dated October 13, 2011, particularly your statement that you “would need to register as a SEF for [your] swap business.”  Please provide us supplementally with a detailed explanation of how and the extent to which this new regulatory regime applicable to swaps, including the registration and regulation of SEFs, will impact your business on both a qualitative and quantitative basis.  In this regard, we note the disclosure on page [71] that the instruments you offer on your trading platform that will be considered swaps will represent approximately 1% of your trading volume worldwide.  We also note that you intend to offer other instruments on your trading platform in the future that will be considered swaps.

In responding to this comment, please ensure that you address in reasonable detail each of the following matters:

•                  How SEFs operate generally, including how they are regulated.

•                  CFTC rules applicable to swaps and SEFs, both proposed and adopted.

•                  Net capital requirements applicable to SEFs.

Response: The Company respectfully advises the Staff that the Registration Statement at page 15 contains a discussion of the actions the Company has taken toward becoming a registered SEF and certain of the impacts that becoming and operating as a SEF could have on the Company.  The sections of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “— Quantitative and Qualitative Discussion About Market Risk” (pages 47 through 51) also contain disclosure regarding the significant expense and capital requirements that may be associated with becoming and operating as a SEF.  In addition, in the section entitled “Business—Regulation,” beginning on page 70 of the Registration Statement, the Company has provided an overview of SEF-related regulations proposed by the CFTC as well as a discussion of how these regulations could impact the Company’s current business, including specific description of the net capital requirements contained therein.  Because of the uncertain and evolving nature of the proposed regulatory regime relating to SEFs, including the shifting nature of permitted and required execution protocols for SEFs (notably the CFTC and the SEC differ on this issue), the proposed Treasury determination that would exempt both foreign exchange swaps and foreign exchange forwards from the definition of swap contained in the Dodd-Frank Act, and the fact that it is unclear at this time what, if any, portion of the Company’s business will be subject to the new regulations, the Company believes that it has appropriately addressed the Staff’s comment in the Registration Statement and that further elaboration would be highly speculative in nature.

2.              Staff’s comment: We note your response to comment no. 2 of our prior letter dated November 10, 2011, and that, for the years ended December 31, 2010 and December 31, 2009, it appears that over 50% of your revenues were earned from customers who are your stockholders.  Please confirm that you do not believe that there are any material risks or conflicts associated with the fact that a majority of your revenue is earned from customers who are your stockholders.

Response: We respectfully advise the Staff that the risk factor entitled “We face significant competition.  Many of our competitors and potential competitors have larger client bases, more established brand recognition and greater financial, marketing, technological and personnel resources than we do, which could put us at a competitive disadvantage.” beginning on page 12 already discloses the material risks the Company believes arise from the fact that a majority of its revenue is earned from customers who are its stockholders. Those disclosed risks include (a) that certain of our existing bank stockholders or their affiliates already have competing FX trading platforms or may acquire an ownership interest in similar businesses and these businesses may compete with us, and (b) that our existing bank stockholders may decide to invest in or shift business to alternative trading platforms, which could have an adverse effect on our business.

3.              Staff’s comment: We note your response to comment no. 3 of our prior letter dated November 10, 2011.  Please revise your disclosure to include the information provided in the response that you determined, based on discussions held among your board of directors and management, it was in the best interest of stockholders to grant the special dividend as a return [on] capital and to clarify that the special dividend will not benefit any investors purchasing shares in this offering.

Response: Based upon the Staff’s comments, the Company has revised the disclosure on p. 29 to further clarify that the grant of the special dividend as a return on capital was determined, based on discussions held among the Company’s board of directors and management, to be in the best interest of its stockholders and to state that the dividend will not benefit any investors purchasing any shares in the offering.

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at me at (212) 446-4988 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Christopher A. Kitchen

Christopher A. Kitchen

Cc:	Phillip Z. Weisberg, Chief Executive Officer
John W. Cooley, Chief Financial Officer